January 21, 2009

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and
  Exchange Commission
Division of Corporate Finances
450 Fifth Street, N.W.
Washington, DC  20549

Re:           Audiovox Corporation
Form 10-K for the fiscal year ended February 29, 2008
Filed May 14, 2008
File No.  001-09532

Dear Mr. Cascio:

This letter is being submitted in response to the comments set forth in the Staff of the Division of Corporate Finance's (the “Staff”) letter dated December 11, 2008, with respect to the above-referenced filings (the “Comment Letter”).  The responses to the Comment Letter regarding the aforementioned filings appear below.

The following numbered paragraphs, which correspond to the number paragraphs of the Comment Letter, set forth our responses to the Staff’s comments contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended February 29, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations- Page 19

Critical Accounting Policies and Estimates – Page 23

SEC Comment:

(1)
We refer to your response to prior comment 1. In your response you describe certain information about how you determined the fair value of your company as of February 28, 2008. Based on the response it is not clear how your methods comply with SFAS 142. In that regard please respond to the following:

SEC response letter 1.21.09

Mr. Brian Cascio
United States Securities
  and Exchange Commission
January 21, 2009

(a)
With respect to goodwill, tell us and in future filings clarify how you apply the two-step impairment model described in paragraphs 19 through 22 of SFAS 142. Also, identify your reporting units and explain how you identified those reporting units under the guidance of SFAS 142.

Response:

During its annual impairment review, Audiovox considered its operations as one reporting unit as defined under paragraph 30 and 31 of SFAS 142.  We have complied with paragraphs 19 through 22 in our annual impairment testing by performing the first step.  The Discounted Future Cash Flow Method (DCF) was used to test the Fair Value (FV).  A five-year period was analyzed using a risk adjusted discount rate.  The resulting DCF FV was tested for reasonableness using the EBITDA multiple of other comparable company acquisition transactions, and publicly traded companies in the consumer electronics industry.  This data was obtained through surveys and/or analyses provided by investment banking and research sources.  Since the result of step one was that our fair value exceeded the carrying value, a step 2 was unnecessary. The Company will retain specialists to review our assumptions to be used in performing its fiscal 2009 annual review.  In future filings, we will disclose the process, methodology and assumptions used to assess potential impairment. We have attached, for your review, proposed language to be included in future filings.

SEC Comment:

(b)
While we see that you applied a discounted cash flow analysis and a model based on EBITDA to determine the fair value of your business as a whole, please tell us and disclose in future filings how you determined the fair value of your individual reporting units under the guidance from SFAS 142.

Response:

As indicated in our response to Item 1(a) above, management considered the Company to have one reporting unit during its fiscal 2008 annual impairment review.  The Company will revisit its assumptions during its fiscal 2009 review and disclose the conclusions in its Form 10K to be filed for the fiscal year ending February 28, 2009.

SEC Comment:

(c)
As you are a public company, please tell us whether the quoted market price of your common stock is considered in making fair value judgments for impairment testing purposes. If so, tell us how you utilize and prioritize quoted market price in your evaluation. If you do not consider the quoted market price of your common shares in making fair value judgments for

Mr. Brian Cascio
United States Securities
  and Exchange Commission
January 21, 2009

(d)	impairment testing purposes, tell us why you believe that it is appropriate under SFAS 142 in your specific circumstances.

Response:

The Company considered its quoted market price during its impairment testing for February 29, 2008.  However, based on the following factors, the quoted market price was not the final criteria used for management’s conclusion.

a.
Audiovox’s per share market price was at a 52 week low as of February 29, 2008.  Under the guidance of SFAS 142, the Company considered and included a control premium in performing its evaluation.  The control premium was estimated using a published market review for publicly-traded company acquisitions including average, industry specific and categorical control premium data.  The resulting common stock value was considered undervalued as compared with the Company’s tangible equity value.

b.
Further consideration was given to the impact of general market conditions on the share market price of Audiovox Corporation including broad market data and information on comparable companies.  Management believes that the effect of the decline in the Company’s share market price as of February 29, 2008 was not representative of its then current fair value.

The DCF fair value indicated in 1(a) above was considered a more appropriate value for Audiovox as of February 29, 2008.  When compared to the Company’s carrying value, management concluded that no impairment existed.

SEC Comment:

(e)
With respect to non-amortizing intangible assets, tell us and in future filings disclose how you apply paragraph 17 of SFAS 142 in testing for impairment. Please note that impairment testing should be performed on an asset-by-asset basis.

Response:

As indicated in our response to prior comment three (3), Audiovox acquired five different companies during the fiscal years ended February 28, 2007 and February 29, 2008 which added $76 million to the trademark intangible.  Three of the valuations for these acquisitions were finalized close to and before the Company filed its Form 10K for the year ended February 29, 2008.  As such, the value assigned to the non-amortizing intangible assets was current and included as part of the final valuation in our Form 10K.  The remaining two acquisitions occurred within 6 months of our fiscal year-end and the value of the non-amortizing intangibles was estimated by management pending final valuation.  In the fourth quarter ending February 29, 2008, management conducted its annual impairment review in accordance with SFAS No. 142 and determined that the Fair Value (FV) of Audiovox exceeded its carrying value; therefore, no impairment to intangible assets, including goodwill existed.  During this impairment review, there were no additional factors identified on an asset-specific basis that would indicate to management that any of the non-amortizing intangibles, not including those identified with the recent acquisitions, were at risk of being impaired.  During its evaluation of intangibles for Fiscal 2009, the Company will consider impairment of factors specific to relevant assets during its review.  In future filings, the Company will disclose the factors used to assess its various non-amortizing intangible assets.  We have attached, for your review, proposed language to be included in future filings.

Mr. Brian Cascio
United States Securities
  and Exchange Commission
January 21, 2009

SEC Comment:

(f)
Please provide us a draft that shows us how you propose to expand the disclosure in future filings in response to prior comment 1. In that regard, please ensure that your proposed disclosure clearly and substantially addresses uncertainties involved in the fair value measurements, the subjectivity of the assumptions and the potential for variability over time. Refer to FR-72.

Response:
The Company has prepared proposed language for future filings related to its MD&A disclosures and footnotes related to Goodwill and Other Intangible Assets, including the methodologies used to assign and evaluate the fair values of its respective indefinite and amortizable intangible assets.  We have included the general assumptions used in our evaluations, which will be refined, as necessary, based on the conclusions of the Company’s annual impairment test to be performed during its fiscal fourth quarter 2009.  We have attached, for your review, proposed language to be included in future filings.

Consolidated Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies

j) Goodwill and Other Intangible Assets, Page F-13

SEC Comment:

(2)
In your response to comment 4 you indicate that you applied the relief from royalty method in determining the fair value of trademarks and trade names with indefinite lives and that you estimated royalty rates based on comparable market-based royalty rates or profit sharing between a licensor and licensee. Please ensure that your future disclosure is specific to individual acquisitions, where significant. In that regard, clarify which royalty method you utilized and the basis for your determinations. It also appears that your methods involve significant management judgment, including projections of future sales of products utilizing the acquired trademarks and trade names. In future filings and in light of the volume of recent acquisitions, please also provide appropriate critical accounting policy disclosure regarding how you value the indefinite lived trademarks and trade names at acquisition.

Mr. Brian Cascio
United States Securities
  and Exchange Commission
January 21, 2009

Response:

Trademarks are valued at acquisition, using a royalty savings methodology called the Relief from Royalty Method.  This method is based on projected sales of products which use the trademark, which includes incremental revenue to be generated from the product markets that the Company has not been previously exposed to.  In addition, the sales projections include disclosed future contracts which will add additional revenue to the Company.  These projections were tempered by declines in existing core sales.  We also determine the royalty rate either based on comparable market based royalty rates or profit sharing between the licensor and licensee.  Each trademark or group of trademarks is analyzed individually.

We have determined that the acquired trademarks have an indefinite life.  This is based on management’s business intent for their use; ongoing market demand for products and their ability to generate future cash flows; legal, regulatory or contractual provisions on its use or subsequent renewal; and the cost to maintain or renew the rights to the assets.  We will continue to annually monitor the legal, regulatory, contractual, competitive, economic or other factors which might limit the useful life of the asset.

Response to SEC Comment (3):

In connection with your review of the Company's filing on Form 10-K for the fiscal year ended February 29, 2008, the Company acknowledges that:  it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or should you require any supplemental information, please do not hesitate to contact me.

Sincerely,

Charles M. Stoehr
Senior Vice President and
  Chief Financial Officer